Room 4561

May 23, 2006

Mr. Stephen G. Waldis
Chairman of the Board, President and Chief Executive Officer
Synchronoss Technologies, Inc.
750 Route 202 South
Suite 600
Bridgewater, New Jersey 08807

Re: Synchronoss Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-1 filed May 9, 2006
File No. 333-132080

Dear Mr. Waldis:

We have reviewed your amended filing and response letter dated May 9, 2006 and have the following comments.

Amendment No. 2 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 35

1.   We note your response to comment 7 of our letter dated April 28, 2006 and note that you did not address the pre-tax growth rates provided in your prior response. As previously requested, please explain to us how the estimated pre-tax growth rate used in connection with options issued in 2005 were consistent with the actual growth rates observed in 2004 and through the relevant portions of 2005.

2.   Your response to comment 7 of our letter dated April 28, 2006 provides the revenue growth rates used in each of the valuation periods. You indicate that you increased the 2006 revenue growth rate in July 2005 due to the merger. Please explain to us why you subsequently decreased the 2006 revenue growth rate in your October 2005 valuation.

3.   We note your disclosure regarding the assumptions you used in applying the income approach to determine the fair value of your common stock. Revise your discussion of

these assumptions to clearly indicate that the expected revenue growth rates underlying your projections are substantially lower than the actual rates reflected in your historical financial statements.

4.	Describe to us the material terms of your contract with AT&T at the time of the merger with Cingular. As part of you response, indicate the remaining contract term. Also, describe any cancellation or renewal provisions.

5.	Provide us with a timeline and description of your discussions with representatives from AT&T and Cingular between the time of the merger and the execution of the statement of work in September 2005. As part of your response, tell us whether you ever received any formal or informal notification that your contract with AT&T would be cancelled or allowed to expire.

6.	Your response to comment 8 of our letter dated April 28, 2006 indicates that, in assessing the probability of becoming a public company as of July 2005, you considered that Cingular transactions were routed to your platform. Clarify for us when this occurred. Also, clarify whether this refers to Cingular customers who were previously not AT&T customers. Tell us what, if any, discussions, actions or agreements were necessary to allow Cingular customers to be routed to your platform. Tell us when any such discussions, actions or agreements were initiated and completed.

7.	The first bullet point appearing under your discussion of the factors considered in determining the fair value of options granted on April 12, 2005 indicates that your "operating income estimates continued to reflect projections consistent with the approved business plan." Clarify for us what this is meant to convey and how this supports the increase in the value of your common stock as compared to December 31, 2004. As part of your response, tell us how your actual results compared to forecasts in your business plan. In this regard, see the disclosure provided under your discussion of options granted on July 14, 2005 and October 21, 2005.

8.	We note that the merger and acquisition method and public company method valuations each include "adjustment factors" that reduce the selected multiples to indicated multiples. Explain to us your basis for concluding that the use of these "adjustment factors" is appropriate. Also, tell us how the amounts of these factors were determined.

9.   Tell us how the terminal multiples used in your income approach valuations were determined.

10.   Explain to us in detail how you considered the $10 per share price paid for your common stock by a new investor in September 2005 in determining the value of your common stock as of October 2005 and December 2005. As part of your response, explain how you considered paragraph 11 of the AICPA valuation guide.

Results of Operations, page 40

11.   Revise the discussion regarding reported levels of revenue throughout this section to clarify that the rate of increase in revenue reflected in your historical financial statements is significantly higher than the expected revenue growth rates underlying your business plan and your projected future results.

Discussion of Cash Flows, page 40

12.   We are reissuing comment 12 of our letter dated April 28, 2006 as your disclosure does not appear to address our comment. In this regard, we note little or no additional disclosure regarding the underlying reasons for changes in working capital. Please revise your disclosures to describe, in reasonable detail, the underlying changes in working capital items. We also note that you disclose that a decrease in DSO from 2004 to 2005 had a positive impact on your cash flows. Please describe the factors offsetting this positive impact as we note that accounts receivable had a significantly larger negative impact on operating cash flow in 2005 than in 2004.

Business

Products and Services, page 56

13.   We are reissuing comment 15 of our letter dated April 28, 2006 as your revised disclosure does not appear to address our comment. In this regard, please revise your disclosure to describe, in reasonable detail, each of the professional services offerings.

Management, page 64

14.   We note your disclosure that Charles E. Hoffman will serve as a director upon the closing of the offering. It appears that Mr. Hoffman's consent to be named as a director-nominee in the registration statement is required to be filed as an exhibit pursuant to Rule 438 under the Securities Act.

Option Grants in Last Fiscal Year, page 71

15.   Please specify how you valued the options disclosed pursuant to Item 402(c) of
       Regulation S-K. With respect to calculating your potential realizable values, please see
       Instruction 7 to Item 402(c) of Regulation S-K. Please also see Release No. 34-32723
       and Interpretation J.17 of our July 1997 Manual of Publicly Available Telephone
       Interpretations. As you have no existing trading market for your shares, please either use
       the midpoint of your offering price range or discuss in a footnote the valuation method
       and assumptions used and in determining the fair market value of the options in
       accordance with Instruction 9 to that item.

Principal and Selling Stockholders, page 79

16.   Please note comment 51 of our letter dated March 27, 2006. Please disclose the
       individual or individuals who exercise the voting and/or dispositive powers with respect
       to the securities held or offered for resale by your stockholders that are entities, such as
       Rosewood Capital and Liberty Ventures. Please see Rule 13d-3 under the Exchange Act,
       Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone
       Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999
       Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations for
       additional guidance.

Financial Statements

Statement of Operations, page F-4

17.   It appears that you have adjusted your weighted-average common shares outstanding and
       that as a result your earnings per share appear to have changed. Tell us what kind of
       change you consider this to be. Tell us how you considered the disclosure requirements
       of SFAS 154 with respect to this change.

Note 2. Summary of Significant Accounting Policies

Stock-Based Compensation, page F-13

18.   We note that you determined the expected volatility by calculating a weighted average of
       your historical volatility and the volatility of similar public companies. Please explain to
       us how you have calculated your historical volatility considering you are currently not a
       publicly traded company. As part of your response, explain how you have considered
       paragraph A22 of SFAS 123(R).

Note 8. Stock Plan, page F-20

19.   We note that you adopted SFAS 123(R) effective January 1, 2006 and it does not appear
        that you have provided all of the disclosures required by paragraph A240 of SFAS
        123(R). Please revise to provide each of the required disclosures identified in paragraph
        A240 of SFAS 123(R).

Note 13. Subsequent Events (Unaudited), page F-28

20.   We note the disclosure indicating that you are evaluating and recalculating the
        incremental cost associated with a modification to certain options. Explain to us how
        you are evaluating and recalculating the incremental cost. As part of your response,
        identify the specific authoritative literature you will rely on to determine the amount and
        timing of the incremental cost.

Item 16. Exhibits and Financial Statement Schedules

21.   We note your response indicating the prices for the reports of third-party sources that you
        used for certain statements made in your prospectus. Certain of the prices for the reports
        suggest that the applicable report is not publicly available at nominal or no cost.
        Accordingly, it appears that consent of the third party to the use of the information in the
        prospectus and to the reference to that firm should be obtained and filed as an exhibit.
        Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for
        additional guidance. Alternatively, you may adopt these statements as your own.

                              *   *   *   *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Chris Davis at (202) 551-3408 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Marc F. Dupré, Esq.
        Angela N. Clement, Esq.
        Gunderson Dettmer Stough
          Villeneuve Franklin & Hachigian, LLP
        610 Lincoln Street
        Waltham, Massachusetts 02451
        Telephone: (781) 890-8800
        Facsimile: (781) 622-1622